UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Nutcase Milk Inc.

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   January 4, 2023

Physical address of issuer
838 Walker Road , Suite 21-2, Dover, DE 19904

Current number of employees
2

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	262,391.84	421,092.00
Cash & Cash Equivalents	92,016.53	48,433.00
Accounts Receivable	14,738.54	25,154.00
Short-term Debt	17,181.21	16,279.00
Long-term Debt	1,492,836.00	950,000.00
Revenues/Sales	64,773.01	185,402.00
Cost of Goods Sold	19,120.77	112,315.00
Taxes Paid	0.00	0.00
Net Income	-709,378.43	-367,440.00

February 20, 2026

FORM C-AR

Nutcase Milk Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Nutcase Milk Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://drinknutcase.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold

pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is February 20, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Nutcase Milk Inc. (the "Company") is a Delaware Corporation, formed on January 4, 2023.

The Company is located at 838 Walker Road , Suite 21-2, Dover, DE 19904.

The Company's website is https://drinknutcase.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Nutcase Milk Inc. combines the nostalgic appeal of Nesquik with a premium, better-for-you nut milk, in sleek adult packaging. Made with cashews and only real clean ingredients. Sold online and retail.

RISK FACTORS

Risks Related to the Company's Business and Industry

Limited Operating History.
We are an early-stage company with a limited operating history. As such, we have little historical

financial data or track record to help you evaluate our business and prospects. Our success will depend on our ability to develop our brand, produce and sell our products, and achieve profitability, which may not occur.

Lack of Revenue and Reliance on External Financing.

We have generated minimal revenue to date and continue to rely heavily on external financing to fund our operations. There is no guarantee that we will generate significant or sustained revenue in the near future or that we will be able to raise additional capital when needed. If we are unable to obtain additional funding on acceptable terms, our business may fail.

Food Safety and Regulatory Compliance.

We operate in a highly regulated industry and are subject to extensive federal, state, and local food safety laws, including regulations enforced by the FDA and other health departments. Any failure to comply with these regulations could result in fines, product recalls, or business shutdowns, all of which would adversely impact our business.

Consumer Preferences and Brand Acceptance.

Our success depends on consumer demand for nut milk and related plant-based products. Consumer tastes can be unpredictable, and failure to build a strong brand or adapt to changing preferences may negatively impact our sales and growth potential.

Supply Chain Disruptions.

We rely on a consistent supply of raw materials including nuts, packaging, and other inputs. Disruptions in our supply chain, due to climate events, shortages, or shipping delays, could hinder our ability to produce and deliver our products.

Reliance on a Limited Number of Key Suppliers.

We rely on a small number of suppliers for critical components of our production, including

manufacturing and packaging. For example, one company handles both the co-packing of our milk and supplies our cans and packaging materials. If this supplier experience disruptions, increase prices, or terminate their relationship with us, it could significantly hinder our ability to produce and deliver products, thereby affecting our sales and reputation.

Dependence on Third-Party Manufacturers.

We intend to rely on third-party manufacturers or co-packers for production. If these manufacturers fail to meet our quality standards, timelines, or production volume needs, our business and reputation could suffer.

Scaling Production and Distribution.

As we grow, we may encounter operational challenges related to scaling production, managing

inventory, and expanding distribution. Failure to manage this growth effectively could result in delays, inefficiencies, or product shortages.

Dependence on Key Personnel.

Our success depends heavily on the continued service of our founders and key personnel. The loss of any of these individuals could disrupt our operations and hinder growth.

Limited Industry Experience of Management.

Our management team has limited experience in the food and beverage industry and has not previously managed a business subject to the specific operational, regulatory, and competitive challenges we face. This inexperience may lead to decisions that negatively impact our business, delay our growth, or hinder our ability to operate efficiently.

Marketing and Customer Acquisition Risks.

Our ability to generate sales depends on effectively marketing our brand and acquiring customers. If our marketing efforts are unsuccessful or too costly, we may fail to achieve profitability.

Competition from Established Brands

We face significant competition from well-established brands in the plant-based milk industry, many of which have greater financial resources, brand recognition, and distribution networks. Competing effectively may require significant investment in marketing and product development.

Rising Costs of Raw Materials.

Prices for nuts and other raw materials can fluctuate due to factors beyond our control, such as weather conditions, tariffs, and global demand. Rising input costs may increase our cost of goods sold and reduce profitability.

Environmental and Sustainability Concerns.

Production of certain nut milks, such as almond milk, requires significant water and natural resources. We may face scrutiny from environmental groups or consumers concerned about sustainability, which could impact our reputation and sales.

Product Liability and Recall Risks.

As a food company, we are subject to the risk of product contamination, mislabeling, or spoilage. Any product liability claims or recalls could result in significant costs and damage to our brand.

Dependence on Shelf Space or Digital Ad Spend.

Our success may depend on securing retail shelf space or investing in paid digital advertising. Failure to achieve visibility in key channels could limit our growth.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Nutcase Milk Inc. combines the nostalgic appeal of Nesquik with a premium, better-for-you nut milk, in sleek adult packaging. Made with cashews and only real clean ingredients. Sold online and retail.

Business Plan

Mission & Vision
Nutcase's mission is to fuel mind and body with clean, premium cashew milk — evoking joy and nostalgia while supporting modern health and wellness values. The brand focuses on simple, functional ingredients and indulgent flavors that resonate with consumers who want better-for-you versions of familiar favorites.

Product Line
Nutcase currently offers three ready-to-drink cashew milk flavors: Chocolate Chaos, Vanilla Churro, and Japanese Strawberry.

Each can is packed with potassium, magnesium, and healthy fats. Nutcase is dairy-free and gluten-free with no refined sugar, no seed oils, and no artificial anything.

Target Market
Nutcase serves millennials, athletes, cool moms, and the lactose-intolerant. The brand also appeals to adults craving nostalgic chocolate milk but seeking a cleaner, functional alternative.

Distribution Strategy
Nutcase sells primarily through e-commerce channels including Shopify and TikTok Shop. Retail distribution has just began with Whole Foods and smaller local shops.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Joelle Weinand

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, President, Secretary, Treasurer and Director January 4, 2023- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Product development, branding, marketing, partner management, fundraising.

Education

Bachelor of International Business - Carleton University.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Joelle Weinand

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, President, Secretary, Treasurer and Director January 4, 2023- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Product development, branding, marketing, partner management, fundraising.

Education

Bachelor of International Business - Carleton University.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	8,500,000
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Material Terms or information.	

Type of security	Issued Stock Options
Amount outstanding	700,000
Voting Rights	No voting rights until exercised
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company, for business purposes, may issue additional options, which may result in dilution of existing shareholders. Dilution is a reduction in the percentage of a stock caused by the issuance of new stock.
Other Material Terms or information.	

Type of security	Unallocated Option Pool (Common Stock)
Amount outstanding	800,000
Voting Rights	No voting rights
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	SAFEs
Amount outstanding	
Voting Rights	SAFE holders do not have voting rights unless and until their SAFEs convert to equity.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	SAFE holders are entitled to convert into equity— typically at a discount or valuation cap—which may result in dilution to other equity holders, including investors whose Notes/Bonds convert into equity. If the Company issues additional SAFEs, further dilution may occur.
Other Material Terms or information.	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE				May 1, 2023	Rule 506(b)
SAFE				August 1, 0003	Rule 506(b)
SAFE				October 1, 2023	Rule 506(b)
SAFE				December 1, 2023	Rule 506(b)
				March 1, 2024	Rule 506(b)
SAFE				August 1, 2025	Rule 506(b)
SAFE				January 1, 2025	Rule 506(b)
SAFE				May 1, 2025	Rule 506(b)

Ownership

A majority of the Company is owned by Joelle Weinand and Tyler Blevins.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Joelle Weinand	60.0%
Tyler Blevins	20.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Our most recent financing was conducted in July 2025. We intend to raise capital again in Q2 2026. We are not certain when or if we will generate profits in the future, and intend to devote our resources to growth in the near future.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on growth both online and with major retail partners.

Liquidity and Capital Resources

On May 1, 2023 the Company conducted an offering pursuant to Rule 506(b) and raised .

On August 1, 0003 the Company conducted an offering pursuant to Rule 506(b) and raised .

On October 1, 2023 the Company conducted an offering pursuant to Rule 506(b) and raised .

On December 1, 2023 the Company conducted an offering pursuant to Rule 506(b) and raised .

On March 1, 2024 the Company conducted an offering pursuant to Rule 506(b) and raised .

On August 1, 2025 the Company conducted an offering pursuant to Rule 506(b) and raised .

On January 1, 2025 the Company conducted an offering pursuant to Rule 506(b) and raised .

On May 1, 2025 the Company conducted an offering pursuant to Rule 506(b) and raised .

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Joelle Weinand
(Signature)

Joelle Weinand
(Name)

CEO, President, Secretary, Treasurer and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Nutcase Milk Inc.

Balance Sheet

As of December 31, 2025

	JAN - DEC 2023	JAN - DEC 2024	JAN - DEC 2025
ASSETS			
Current Assets			
Bank Accounts			
11200 Lexicon Bank x3472	181,809.54	40,048.90	92,016.53
11300 Shopify Clearing	0.00	8,410.22	0.00
Total Bank Accounts	**$181,809.54**	**$48,459.12**	**$92,016.53**
Accounts Receivable			
12100 Accounts Receivable	0.00	25,154.40	14,738.54
Total Accounts Receivable	**$0.00**	**$25,154.40**	**$14,738.54**
Other Current Assets			
13100 Inventory			
13110 Finished Goods	0.00	350,240.37	142,092.36
13120 Raw Materials	0.00	3,782.82	0.00
13130 Packaging	0.00	3,035.91	3,451.41
Total 13100 Inventory	**0.00**	**357,059.10**	**145,543.77**
13300 Prepaids	0.00	574.52	0.00
13600 Security Deposit - Office			2,092.00
Total Other Current Assets	**$0.00**	**$357,633.62**	**$147,635.77**
Total Current Assets	**$181,809.54**	**$431,247.14**	**$254,390.84**
Other Assets			
15200 Design	1.00	1.00	8,001.00
Total Other Assets	**$1.00**	**$1.00**	**$8,001.00**
TOTAL ASSETS	**$181,810.54**	**$431,248.14**	**$262,391.84**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
21100 Accounts Payable	3,787.50	12,542.00	16,826.05
Total Accounts Payable	**$3,787.50**	**$12,542.00**	**$16,826.05**
Credit Cards			
21210 Card Access CC x5015	1,568.26	602.81	1,134.29
Total Credit Cards	**$1,568.26**	**$602.81**	**$1,134.29**
Other Current Liabilities			
21300 Accrued Expenses	3,408.00	2,212.00	0.00
21400 Deferred Revenue	0.00	1,119.33	-6,866.86
21600 Sales Tax Payable	0.00	18.94	87.73
21900 Due to Owner	3,000.00	3,000.00	6,000.00
Total Other Current Liabilities	**$6,408.00**	**$6,350.27**	**$ -779.13**
Total Current Liabilities	**$11,763.76**	**$19,495.08**	**$17,181.21**
Total Liabilities	**$11,763.76**	**$19,495.08**	**$17,181.21**

Nutcase Milk Inc.

Balance Sheet

As of December 31, 2025

	JAN - DEC 2023	JAN - DEC 2024	JAN - DEC 2025
Equity			
31000 Common stock	91.00	91.00	91.00
32000 SAFE - Preferred Stock	350,000.00	950,000.00	1,492,836.00
38000 Retained Earnings	0.00	-180,044.22	-538,337.94
Net Income	-180,044.22	-358,293.72	-709,378.43
Total Equity	**$170,046.78**	**$411,753.06**	**$245,210.63**
TOTAL LIABILITIES AND EQUITY	**$181,810.54**	**$431,248.14**	**$262,391.84**

Profit and Loss

Nutcase Milk Inc.

January 1, 2023-December 31, 2025

DISTRIBUTION ACCOUNT	2023	2024	2025	TOTAL
Income				
41000 Product Sales				
41100 Wholesale	0.00	52,352.79	23,485.40	75,838.19
41200 DTC	0.00	116,128.82	43,340.35	159,469.17
41300 Amazon	0.00	919.77	1,088.76	2,008.53
41400 Merchandise		1,406.54	2,630.91	4,037.45
Total for 41000 Product Sales	**0.00**	**170,807.92**	**70,545.42**	**$241,353.34**
42000 Shipping Income	0.00	25,612.00	9,048.21	34,660.21
43000 Trade Spend				
43100 MCB / Billbacks	0.00			0.00
43200 Scanbacks	0.00			0.00
43300 Coupon Redemption	0.00			0.00
43400 Off Invoice	0.00			0.00
43500 EDLPs	0.00			0.00
43600 Online Discounts	0.00	-10,424.64	-4,503.35	-14,927.99
43700 Disputes	0.00			0.00
43800 Trade Spend Holding	0.00			0.00
Total for 43000 Trade Spend	**0.00**	**-10,424.64**	**-4,503.35**	**-$14,927.99**
44000 New Distribution				
44100 Free Fills	0.00			0.00
44200 Slotting	0.00			0.00
Total for 44000 New Distribution	**0.00**			**$0.00**
45000 Allowances				
45100 Returns & Shortages	0.00	-568.18	-2,777.34	-3,345.52
45200 Term Discounts	0.00			0.00
45300 Spoils & Damages	0.00		-7,751.83	-7,751.83
45400 Other Allowances	0.00			0.00
Total for 45000 Allowances	**0.00**	**-568.18**	**-10,529.17**	**-$11,097.35**
46000 Misc Income	0.00		211.90	211.90
Total for Income	**0.00**	**185,427.10**	**64,773.01**	**$250,200.11**
Cost of Goods Sold				
51000 Product COGS				
51100 Wholesale	0.00	35,136.33	2,833.92	37,970.25
51200 DTC	0.00	54,318.37	15,952.35	70,270.72
51300 Amazon		400.44		400.44
51400 Merchandise		3,097.09	334.50	3,431.59
Total for 51000 Product COGS	**0.00**	**92,952.23**	**19,120.77**	**$112,073.00**

Profit and Loss

Nutcase Milk Inc.

January 1, 2023-December 31, 2025

DISTRIBUTION ACCOUNT	2023	2024	2025	TOTAL
52000 Freight In	0.00	9,235.40	618.00	9,853.40
53000 Shrinkage/Variances	0.00			0.00
54000 Outer Packaging	0.00			0.00
55000 Misc COGS	0.00			0.00
Total for Cost of Goods Sold	**0.00**	**102,187.63**	**19,738.77**	**$121,926.40**
Gross Profit	**0.00**	**83,239.47**	**45,034.24**	**$128,273.71**
Expenses				
61000 Operations				
61100 Ops Consulting	53,581.28	92,000.00	55,841.90	201,423.18
61200 Warehousing/Storage	14,511.73	1,491.11	3,032.00	19,034.84
61300 Shipping Supplies	0.00	155.38		155.38
61400 Freight Out		29,727.65	12,884.44	$42,612.09
61410 DTC	0.00	37,127.47	20,745.58	57,873.05
61420 Amazon	0.00			0.00
61430 Wholesale	0.00		1,500.00	1,500.00
Total for 61400 Freight Out	**0.00**	**66,855.12**	**35,130.02**	**$101,985.14**
61500 Fulfillment Costs	0.00	27,122.75	28,469.50	55,592.25
61600 R&D	61,301.57	785.09	156.63	62,243.29
61650 Ops Supplies	0.00	426.88		426.88
61700 Product Certifications	0.00			0.00
61800 Ops Repairs & Maintenance	0.00			0.00
61850 Operational Transfers	0.00			0.00
61900 Ops Misc	0.00		2,076.94	2,076.94
Total for 61000 Operations	**129,394.58**	**188,836.33**	**124,706.99**	**$442,937.90**
62000 Sales				
62100 Outside Sales/Merchandisers	0.00			0.00
62200 Retail Broker Fees	0.00	103,000.00	8,000.00	111,000.00
62300 Broker Fee Retail	9,354.84			9,354.84
62400 Trade Shows	1,299.00			1,299.00
62500 Analytics/Sales Data	0.00			0.00
62600 Sales Product Samples	0.00	163.52		163.52
62700 Coupon Fees & Administration	0.00			0.00
62800 Sales Incentives	0.00	331.38		331.38
62900 Trade Marketing	0.00		10,513.44	10,513.44
62950 End Cap/Display	0.00			0.00
62999 Misc Sales	0.00		750.00	750.00
Total for 62000 Sales	**10,653.84**	**103,494.90**	**19,263.44**	**$133,412.18**

Profit and Loss

Nutcase Milk Inc.

January 1, 2023-December 31, 2025

DISTRIBUTION ACCOUNT	2023	2024	2025	TOTAL
63000 Marketing				
63100 Marketing Consultants	0.00	51,412.40	30,000.00	81,412.40
63200 Marketing- Trade Shows	0.00			0.00
63300 Field Marketing / Demos	0.00		5,380.49	5,380.49
63400 Advertising				
63410 DTC	0.00	41,630.97	3,139.61	44,770.58
63420 Amazon	0.00	132.00	5,886.75	6,018.75
63430 Other	0.00	1,097.00	1,000.00	2,097.00
Total for 63400 Advertising	**0.00**	**42,859.97**	**10,026.36**	**$52,886.33**
63500 Marketing Collateral	0.00			0.00
63600 SWAG	0.00		622.80	622.80
63700 Marketing Product Samples	14,310.76	2,060.55	15,421.57	31,792.88
63800 Public Relations	0.00			0.00
63900 Shopper Marketing	0.00		38,762.74	38,762.74
63997 Amazon Agency			24,000.00	24,000.00
63998 TikTok Agency			20,895.60	20,895.60
63999 Misc Marketing	0.00	8,785.10	28,508.68	37,293.78
Total for 63000 Marketing	**14,310.76**	**105,118.02**	**173,618.24**	**$293,047.02**
70000 General and Administrative			150.00	$150.00
70100 G&A Payroll				
70110 G&A Salaries	0.00		31,166.62	31,166.62
70120 Bonus	0.00			0.00
70130 Benefits	0.00			0.00
70140 Payroll Taxes	0.00		3,236.25	3,236.25
70150 Payroll Fees	0.00		470.44	470.44
Total for 70100 G&A Payroll	**0.00**		**34,873.31**	**$34,873.31**
70200 G&A T&E				
70210 G&A Travel	875.08	3,777.39	510.23	5,162.70
70220 G&A Meals & Entertainment	273.20			273.20
Total for 70200 G&A T&E	**1,148.28**	**3,777.39**	**510.23**	**$5,435.90**
70300 Professional Fees				
70310 Accounting	6,687.50	16,266.24	12,000.00	34,953.74
70320 Legal	13,133.50	11,103.15	8,993.00	33,229.65
70330 Other Consultants	0.00	3,000.00	10,000.00	13,000.00
70340 HR and Employee				
70341 Recruiting	0.00			0.00
70342 Professional Developement	0.00			0.00
70343 Training	0.00			0.00
Total for 70340 HR and Employee	**0.00**			**$0.00**
Total for 70300 Professional Fees	**19,821.00**	**30,369.39**	**30,993.00**	**$81,183.39**

Profit and Loss

Nutcase Milk Inc.

January 1, 2023-December 31, 2025

DISTRIBUTION ACCOUNT	2023	2024	2025	TOTAL
70400 Occupancy				
70410 Office Rent	0.00		12,865.80	12,865.80
70420 Utilities	0.00			0.00
70430 Supplies	145.50			145.50
70440 Misc Occupancy	0.00			0.00
Total for 70400 Occupancy	**145.50**		**12,865.80**	**$13,011.30**
70500 IT, Software & Subscriptions		249.00	2,322.04	$2,571.04
70510 Software & Subscriptions	814.88	4,640.90	5,216.48	10,672.26
70520 Computer < 2.5k	0.00			0.00
70530 Voice & Data	0.00			0.00
70540 IT Consultants	0.00	495.00		495.00
Total for 70500 IT, Software & Subscriptions	**814.88**	**5,384.90**	**7,538.52**	**$13,738.30**
70600 Bank & Merchant Fees		0.00		$0.00
70610 Bank Fees	20.00		132.16	152.16
70620 Merchant Fees	256.95	4,774.17	7,545.62	12,576.74
Total for 70600 Bank & Merchant Fees	**276.95**	**4,774.17**	**7,677.78**	**$12,728.90**
70700 Insurance	921.00	2,918.00	3,595.00	7,434.00
70750 Licenses, Permits, Fees	0.00		1,218.24	1,218.24
70800 Bad Debt	0.00			0.00
70850 Charitable Contributions	0.00			0.00
70900 Misc G&A	0.00	200.00		200.00
70950 Stock Based Compensation	91.00			91.00
Total for 70000 General and Administrative	**23,218.61**	**47,423.85**	**99,421.88**	**$170,064.34**
70999 Uncategorized	0.00	0.00	814.00	814.00
Total for Expenses	**177,577.79**	**444,873.10**	**417,824.55**	**$1,040,275.44**
Net Operating Income	**-177,577.79**	**-361,633.63**	**-372,790.31**	**-$912,001.73**
Other Income				
81100 Other Income	0.00	1,500.00		1,500.00
81200 Interest Income	0.00			0.00
Total for Other Income	**0.00**	**1,500.00**		**$1,500.00**
Other Expenses				
85100 Depreciation & Amortization	2,168.33			2,168.33
85200 Interest Expense	0.00	0.13		0.13
85300 Taxes	298.10	1,384.00		1,682.10
85400 Prior Year Expenses	0.00	-3,224.04		-3,224.04
85500 Inventory Write-down			336,588.12	336,588.12
Total for Other Expenses	**2,466.43**	**-1,839.91**	**336,588.12**	**$337,214.64**
Net Other Income	**-2,466.43**	**3,339.91**	**-336,588.12**	**-$335,714.64**
Net Income	**-180,044.22**	**-358,293.72**	**-709,378.43**	**-$1,247,716.37**